# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COREWEAVE, INC., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A Common Stock, par value $0.000005 per share
Address of issuer's principal executive offices: 290 West Mt. Pleasant Avenue, Suite 4100, Livingston, New Jersey (NJ), 07039
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001415889-25-013299
Filed by CIK 0002058103

## Reporting persons
- Brannin McBee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 7,764,495; shared voting power 5,934,600; sole dispositive power 7,764,495; shared dispositive power 5,934,600; aggregate amount beneficially owned 13,699,095 (2.9% of the class)
  Comment: This Amendment No. 2 (this "Amendment") amends, in its entirety, the statement on Schedule 13G originally filed with the SEC on May 15, 2025, and subsequently amended on February 13, 2026, by the Reporting Persons. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.
  
  The total reported in Rows 5 and 7 includes: (i) 323,263 shares of Class A common stock of CoreWeave, Inc. (the "Issuer") directly held by Mr. McBee; (ii) 6,474,894 shares of the Issuer's Class B common stock directly held by Mr. McBee; (iii) 1,800 shares of the Issuer's Class A common stock directly held of record by Mr. McBee's child; (iv) 956,500 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days of June 30, 2026, and (v) 8,038 shares of Class A common stock underlying restricted stock units that will vest and settle within 60 days of June 30, 2026. The aforementioned stock options are exercisable for shares of Class A common stock and thereupon may be exchanged on a one-for-one basis for shares of the Issuer's Class B common stock pursuant to an agreement between Mr. McBee and the Issuer.
  
  The reported total in Rows 6 and 8 includes: (i) 108,600 shares of Class B common stock held directly by Canis Major 2025 Family Trust LLC ("Canis Major LLC"); (ii) 122,000 shares of Class B common stock held directly by Canis Minor 2025 Family Trust LLC (the "Canis Minor LLC"); (iii) 3,757,227 shares of Class B common stock held directly by the Canis Major 2025 GRAT; (iv) 1,582,773 shares of Class B common stock held directly by the Canis Major 2026 GRAT; (v) 312,000 shares of Class B common stock held directly by Canis Major 2024 Irrevocable Trust LLC ("Canis Irrevocable Trust LLC"); and (vi) 52,000 shares of Class A common stock held directly by the Canis Major SM Trust (the "SM Trust"). Mr. McBee serves as the manager of Canis Major LLC, Canis Minor LLC and Canis Irrevocable Trust LLC, and as trustee of the Canis Major 2025 GRAT and the Canis Major 2026 GRAT, and he may be deemed to exercise voting and investment discretion over securities held by those entities in such capacities. Mr. McBee also has the power to remove and replace the trustee of the SM Trust.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the U.S. Securities and Exchange Commission (the "SEC") on May 8, 2026.
- Meghan Q. Bennett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,980,300; shared voting power 4,316,020; sole dispositive power 1,980,300; shared dispositive power 4,316,020; aggregate amount beneficially owned 6,296,320 (1.3% of the class)
  Comment: The total reported in Rows 5 and 7 includes: (i) 1,980,300 shares of Class B common stock held directly by Ms. Bennett, Mr. McBee's spouse. The reported total in Rows 6 and 8 includes: (i) 3,541,020 shares of Class B common stock held directly by the Brannin J. McBee 2022 Irrevocable Trust (the "McBee Trust"); (ii) 511,205 shares of Class B common stock held directly by the Canis Minor 2025 GRAT; and (iii) 263,795 shares of Class B common stock held directly by the Canis Minor 2026 GRAT. Ms. Bennett serves as trustee of the McBee Trust, the Canis Minor 2025 GRAT, and the Canis Minor 2026 GRAT and may be deemed to exercise voting and investment discretion over the reported securities in such capacities.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026.
- Canis Major 2025 Family Trust LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 108,600; sole dispositive power 0; shared dispositive power 108,600; aggregate amount beneficially owned 108,600 (0% of the class)
  Comment: The reported total in Rows 6 and 8 includes 108,600 shares of Class B common stock held directly by Canis Major LLC, of which Mr. McBee serves as manager.
  
  The percentage reported in Row 11 represents direct beneficial ownership of less than one-tenth of one percent of the Issuer's Class A common stock and was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026.
- Canis Minor 2025 Family Trust LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 122,000; sole dispositive power 0; shared dispositive power 122,000; aggregate amount beneficially owned 122,000 (0% of the class)
  Comment: The reported total in Rows 6 and 8 includes 122,000 shares of Class B common stock held directly by Canis Minor LLC, of which Mr. McBee serves as manager.
  
  The percentage reported in Row 11 represents direct beneficial ownership of less than one-tenth of one percent of the Issuer's Class A common stock and was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026.
- Canis Major 2025 GRAT: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,757,227; sole dispositive power 0; shared dispositive power 3,757,227; aggregate amount beneficially owned 3,757,227 (0.8% of the class)
  Comment: The reported total in Rows 6 and 8 includes 3,757,227 shares of Class B common stock held directly by the Canis Major 2025 GRAT, for which Mr. McBee serves as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026.
- Canis Major 2024 Irrevocable Trust LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 312,000; sole dispositive power 0; shared dispositive power 312,000; aggregate amount beneficially owned 312,000 (0.1% of the class)
  Comment: The reported total in Rows 6 and 8 includes 312,000 shares of Class B common stock held directly by Canis Irrevocable Trust LLC, for which Mr. McBee serves as manager.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026.
- Brannin J. McBee 2022 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Montana (MT); sole voting power 0; shared voting power 3,541,020; sole dispositive power 0; shared dispositive power 3,541,020; aggregate amount beneficially owned 3,541,020 (0.8% of the class)
  Comment: The reported total in Rows 6 and 8 includes 3,541,020 shares of Class B common stock held directly by the McBee Trust, for which Mr. McBee's spouse serves as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026.
- Canis Minor 2025 GRAT: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 511,205; sole dispositive power 0; shared dispositive power 511,205; aggregate amount beneficially owned 511,205 (0.1% of the class)
  Comment: The reported total in Rows 6 and 8 includes 511,205 shares of Class B common stock held directly by the Canis Minor 2025 GRAT, for which Mr. McBee's spouse serves as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026.
- Canis Major SM Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 52,000; sole dispositive power 0; shared dispositive power 52,000; aggregate amount beneficially owned 52,000 (0% of the class)
  Comment: The reported total in Rows 6 and 8 includes 52,000 shares of Class A common stock held directly by the SM Trust. Mr. McBee has the power to remove and replace the SM Trust's third-party trustee.
  
  The percentage reported in Row 11 represents direct beneficial ownership of less than one-tenth of one percent of the Issuer's Class A common stock and was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026.
- Canis Major 2026 GRAT: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,582,773; sole dispositive power 0; shared dispositive power 1,582,773; aggregate amount beneficially owned 1,582,773 (0.3% of the class)
  Comment: The reported total in Rows 6 and 8 includes 1,582,773 shares of Class B common stock held directly by the Canis Major 2026 GRAT, for which Mr. McBee serves as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026.
- Canis Minor 2026 GRAT: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 263,795; sole dispositive power 0; shared dispositive power 263,795; aggregate amount beneficially owned 263,795 (0.1% of the class)
  Comment: The reported total in Rows 6 and 8 includes 263,795 shares of Class B common stock held directly by the Canis Minor 2026 GRAT, for which Mr. McBee's spouse serves as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026.

## Item 1. Issuer
Name of issuer: COREWEAVE, INC.
Address of issuer's principal executive offices: 290 West Mt. Pleasant Avenue, Suite 4100, Livingston, NJ, 07039.

## Item 2. Person Filing
Name of person filing:
Brannin J. McBee, an Individual ("Mr. McBee");
Meghan Q. Bennett, an Individual ("Ms. Bennett");
Canis Major 2025 Family Trust LLC, a Delaware limited liability company ("Canis Major LLC");
Canis Minor 2025 Family Trust LLC, a Delaware limited liability company ("Canis Minor LLC");
Canis Major 2025 GRAT, a trust formed under the laws of the state of Delaware;
Canis Major 2026 GRAT, a trust formed under the laws of the state of Delaware;
Canis Major 2024 Irrevocable Trust LLC, a Delaware limited liability company ("Canis Irrevocable Trust LLC");
Brannin J. McBee 2022 Irrevocable Trust, a trust formed under the laws of the state of Montana (the "McBee Trust");
Canis Minor 2025 GRAT, a trust formed under the laws of the state of Delaware;
Canis Minor 2026 GRAT a trust formed under the laws of the state of Delaware; and
Canis Major SM Trust, a trust formed under the laws of the state of Texas (the "SM Trust" and, together with Mr. McBee, Ms. Bennett, Canis Major LLC, Canis Minor LLC, the Canis Major 2025 GRAT, the Canis Major 2026 GRAT, Canis Irrevocable Trust LLC, the McBee Trust, the Canis Minor 2025 GRAT, and the Canis Minor 2026 GRAT, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

290 West Mt. Pleasant Avenue, Suite 4100
Livingston, NJ 07039
Citizenship: Mr. McBee and Ms. Bennett are citizens of the United States of America. Each of Canis Major LLC, Canis Minor LLC, the Canis Major 2025 GRAT, the Canis Major 2026 GRAT, Canis Irrevocable Trust LLC, the Canis Minor 2025 GRAT, and the Canis Minor 2026 GRAT are formed, organized, or established in the state of Delaware. The McBee Trust is formed and established in the state of Montana and the SM Trust is formed and established in the state of Texas.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of June 30, 2026, the Reporting Persons may be deemed to beneficially own an aggregate 19,995,415 shares of the Issuer's capital stock.

As of June 30, 2026, Mr. McBee was the direct beneficial owner of 7,764,495 of the shares of the Issuer's securities described in the preceding paragraph, which consist of: (i) 323,263 shares of the Issuer's Class A common stock; (ii) 6,474,894 shares of the Issuer's Class B common stock; (ii) 1,800 shares of the Issuer's Class A common stock held of record in the name of Mr. McBee's child; (iii) 956,500 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days of June 30, 2026; and (iv) 8,038 shares of the Issuer's Class A common stock underlying restricted stock units which shall vest and settle within 60 days of June 30, 2026. The aforementioned stock options are exercisable for shares of Class A common stock and thereupon may be exchanged on a one-for-one basis for shares of the Issuer's Class B common stock pursuant to an agreement between Mr. McBee and the Issuer. All shares of the Issuer's Class B common stock are convertible on a one-for-one basis into shares of the Issuer's Class A common stock at any time, at the election of the holder or automatically upon certain transfers, whether or not for value, and may be subject to mandatory conversion upon the occurrence of certain events described in the Issuer's amended and restated certificate of incorporation.

As of June 30, 2026, Mr. McBee was the indirect beneficial owner of 5,934,600 of the shares of the Issuer's securities described in the second paragraph of this Item 4(a), which consist of: (i) 108,600 shares of Class B common stock directly held by Canis Major LLC; (ii) 122,000 shares of Class B common stock directly held by Canis Minor LLC; (iii) 3,757,227 shares of Class B common stock directly held by the Canis Major 2025 GRAT; (iv) 1,582,773 shares of Class B common stock directly held by the Canis Major 2026 GRAT; (v) 312,000 shares of Class B common stock directly held by Canis Irrevocable Trust LLC; and (vi) 52,000 shares of Class A common stock directly held by the SM Trust. Mr. McBee serves as the manager of Canis Major LLC, Canis Minor LLC, and Canis Irrevocable Trust LLC, and the trustee of the Canis Major 2025 GRAT and Canis Major 2026 GRAT, and he may be deemed to exercise voting and investment discretion over securities held by them in such capacities. Mr. McBee also has the power to remove and replace the trustee of the SM Trust and beneficial ownership may be imputed to him by virtue of such power.

As of June 30, 2026, Ms. Bennett, Mr. McBee's spouse, was the direct beneficial owner of 1,980,300 of the securities described in the second paragraph of this Item 4(a) and the indirect beneficial owner of: (i) 3,541,020 shares of Class B common stock directly held by the McBee Trust; (ii) 511,205 shares of Class B common stock directly held by the Canis Minor 2025 GRAT; and (iii) 263,795 shares of Class B common stock directly held by the Canis Minor 2026 GRAT. Ms. Bennett serves as trustee of the McBee Trust, the Canis Minor 2025 GRAT, and the Canis Minor 2026 GRAT, and she may be deemed to exercise voting and investment discretion over securities held by them in such capacity.

Additionally, as of June 30, 2026, each of the following Reporting Persons may also be deemed to share beneficial ownership with Mr. McBee or Ms. Bennett over the following portions of the aggregate number of securities described in the second paragraph of this Item 4(a): (i) Canis Major LLC directly beneficially owns 108,600 shares of Class B common stock; (ii) Canis Minor LLC directly beneficially owns 122,000 shares of Class B common stock; (iii) the Canis Major 2025 GRAT directly beneficially own 3,757,227 shares of Class B common stock; (iv) the Canis Major 2026 GRAT directly beneficially owns 1,582,773 shares of Class B common stock; (v) Canis Irrevocable Trust LLC directly beneficially owns 312,000 shares of Class B common stock; (vi) the McBee Trust directly beneficially owns 3,541,020 shares of Class B common stock; (vii) the Canis Minor 2025 GRAT directly beneficially owns 511,205 shares of Class B common stock; (viii) the Canis Minor 2026 GRAT directly beneficially owns 263,795 shares of Class B common stock; and (ix) the SM Trust directly beneficially owns 52,000 shares of Class A common stock.
Percent of class:
As of June 30, 2026, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 4.3% of the Issuer's outstanding Class A common stock. Of that total, beneficial ownership was attributable as follows:

Mr. McBee: 2.9%
Ms. Bennett: 1.3%
Canis Major LLC: 0.0% (Less than one tenth of 1%)
Canis Minor LLC: 0.0% (Less than one tenth of 1%)
Canis Major 2025 GRAT: 0.8%
Canis Major 2026 GRAT: 0.3%
Canis Irrevocable Trust LLC: 0.1%
McBee Trust: 0.8%
Canis Minor 2025 GRAT: 0.1%
Canis Minor 2026 GRAT: 0.1%
SM Trust: 0.0% (Less than one tenth of 1%)

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the U.S. Securities and Exchange Commission (the "SEC") on May 8, 2026.
Sole power to vote or to direct the vote:
Mr. McBee: 7,764,495
Ms. Bennett: 1,980,300
Canis Major LLC: 0
Canis Minor LLC: 0
Canis Major 2025 GRAT: 0
Canis Major 2026 GRAT: 0
Canis Irrevocable Trust LLC: 0
McBee Trust: 0
Canis Minor 2025 GRAT: 0
Canis Minor 2026 GRAT: 0
SM Trust: 0
Shared power to vote or to direct the vote:
Mr. McBee: 5,934,600
Ms. Bennett: 4,316,020
Canis Major LLC: 108,600
Canis Minor LLC: 122,000
Canis Major 2025 GRAT: 3,757,227
Canis Major 2026 GRAT: 1,582,773
Canis Irrevocable Trust LLC: 312,000
McBee Trust: 3,541,020
Canis Minor 2025 GRAT: 511,205
Canis Minor 2026 GRAT: 263,795
SM Trust: 52,000
Sole power to dispose or to direct the disposition:
Mr. McBee: 7,764,495
Ms. Bennett: 1,980,300
Canis Major LLC: 0
Canis Minor LLC: 0
Canis Major 2025 GRAT: 0
Canis Major 2026 GRAT: 0
Canis Irrevocable Trust LLC: 0
McBee Trust: 0
Canis Minor 2025 GRAT: 0
Canis Minor 2026 GRAT: 0
SM Trust: 0
Shared power to dispose or to direct the disposition:
Mr. McBee: 5,934,600
Ms. Bennett: 4,316,020
Canis Major LLC: 108,600
Canis Minor LLC: 122,000
Canis Major 2025 GRAT: 3,757,227
Canis Major 2026 GRAT: 1,582,773
Canis Irrevocable Trust LLC: 312,000
McBee Trust: 3,541,020
Canis Minor 2025 GRAT: 511,205
Canis Minor 2026 GRAT: 263,795
SM Trust: 52,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 2026 McBee Joint Filing Agreement

## Signatures
- Brannin McBee: /s/ Brannin J. McBee, Brannin J. McBee/an Individual (08/14/2026)
- Meghan Q. Bennett: /s/ Meghan Q. Bennett, Meghan Q. Bennett/an Individual (08/14/2026)
- Canis Major 2025 Family Trust LLC: /s/ Brannin J. McBee, Brannin J. McBee/its Manager (08/14/2026)
- Canis Minor 2025 Family Trust LLC: /s/ Brannin J. McBee, Brannin J. McBee/its Manager (08/14/2026)
- Canis Major 2025 GRAT: /s/ Brannin J. McBee, Brannin J. McBee/its Trustee (08/14/2026)
- Canis Major 2024 Irrevocable Trust LLC: /s/ Brannin J. McBee, Brannin J. McBee/its Manager (08/14/2026)
- Brannin J. McBee 2022 Irrevocable Trust: /s/ Meghan Q. Bennett, Meghan Q. Bennett/its Trustee (08/14/2026)
- Canis Minor 2025 GRAT: /s/ Meghan Q. Bennett, Meghan Q. Bennett/its Trustee (08/14/2026)
- Canis Major SM Trust: /s/ Alexander Elsik, Alexander Elsik/its Trustee (08/14/2026)
- Canis Major 2026 GRAT: /s/ Brannin J. McBee, Brannin J. McBee/its Trustee (08/14/2026)
- Canis Minor 2026 GRAT: /s/ Meghan Q. Bennett, Meghan Q. Bennett/its Trustee (08/14/2026)